Quarterly Summary of Financial Data (Unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2005 and December 31, 2004 are as follows:

(Dollars in thousands, except Per Share Amounts)

2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 4,014	$ 4,027	$ 4,089	$ 4,054
Interest expense	1,032	1,077	1,119	1,154
Net interest income	2,982	2,950	2,970	2,900
Provision/(credit) for loan losses	(470)	-	15	90
Net interest income after provision for loan losses	3,452	2,950	2,955	2,810
Other income	716	718	689	836
Other expenses	2,732	2,695	2,582	2,523
Income before income taxes	1,436	973	1,062	1,123
Applicable income taxes	395	242	289	291
Net income	$ 1,041	$ 731	$ 773	$ 832
Earnings per share, basic	$ .31	$ .21	$ .23	$ .24

2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 4,923	$ 4,795	$ 4,364	$ 4,160
Interest expense	1,654	1,656	1,607	1,034
Net interest income	3,269	3,139	2,757	3,126
Provision for loan losses	56	(492)	-	-
Net interest income after provision for loan losses	3,213	3,631	2,757	3,126
Net securities gains	795	51	349	-
Other income	995	957	752	692
FHLB prepayment penalty	-	-	4,402	-
Other expenses	3,643	3,269	2,968	2,624
Income(loss) before income taxes	1,360	1,370	(3,512)	1,194
Applicable income taxes(benefit)	308	356	(1,286)	413
Net income(loss)	$ 1,052	$ 1,014	$ (2,226)	$ 781
Earnings(loss) per share, basic	$ .31	$ .29	$ (.65)	$ .23

Common Stock Information

The following table sets forth the high and low sales prices for the common stock, as reported by The Nasdaq Stock Market, Inc., and the cash dividends declared per share on the common stock for the periods indicated.

2005		High		Low		Cash Dividend Per Share
First Quarter	$	23.50	$	21.20	$	.25
Second Quarter		24.30		20.00		.20
Third Quarter		21.50		17.89		.20
Fourth Quarter		19.25		18.70		.20
2004						
First Quarter	$	28.40	$	25.75	$	.25
Second Quarter		26.43		21.50		.25
Third Quarter		26.00		21.00		.25
Fourth Quarter		24.24		22.00		.25

Commercial National Financial Corporation common stock is traded on The Nasdaq National Market under the trading symbol "CNAF" with an additional descriptive listing of "CmclNat."

<u>Selected Financial Data</u>

The following financial information is not covered by the auditor's report and must be read in conjunction with the consolidated financial statements and related notes along with management's discussion and analysis of financial condition and results of operations.

Years Ended December 31,
(Dollars in thousands, except per share data)

	2005	2004	2003	2002	2001
Total interest income	$16,184	$18,242	$19,795	$22,943	$24,399
Total interest expense	4,382	5,951	6,525	7,575	9,716
Net interest income	11,802	12,291	13,270	15,368	14,683
Provision/(credit) for loan losses	(365)	(436)	39	298	540
Net interest income after provision for loan losses	12,167	12,727	13,231	15,070	14,143
Other operating income	2,959	4,591	3,939	3,290	2,555
Other operating expenses	10,532	16,906	12,772	11,143	10,094
Income before taxes	4,594	412	4,398	7,217	6,604
Income taxes expense/(benefit)	1,217	(209)	837	1,873	1,699
Net income	$3,377	$ 621	$ 3,561	$ 5,344	$ 4,905
Per share data					
Net income	$ .99	$ .18	$ 1.03	$ 1.56	$ 1.43
Dividends declared	$ .85	$ 1.00	$ 1.00	$ 1.00	$ .76
Average shares outstanding	3,413,426	3,422,881	3,441,556	3,425,858	3,432,389
At end of period					
Total assets	$322,381	$320,372	$385,028	$380,338	$343,029
Securities	66,117	99,455	164,340	144,726	117,038
Loans, net of unearned income	207,039	192,255	187,382	169,030	202,335
Allowance for loan losses	1,636	1,855	2,462	2,707	2,814
Deposits	277,009	265,818	259,216	270,025	254,986
Long-term borrowings	-	-	55,000	55,000	35,000
Shareholders' equity	43,661	44,660	49,537	51,205	45,970
Key ratios (expressed as %)					
Return on average assets	1.06%	0.17%	0.95%	1.46%	1.43%
Return on average equity	7.67	1.36	6.99	11.02	10.90
Net loans-to-deposit ratio	74.15	71.63	71.34	61.59	78.25
Dividend payout ratio (dividends declared divided by net income)	85.91	551.21	96.63	64.07	53.16
Equity-to-assets ratio (average equity divided by average total assets)	13.86	12.47	13.63	13.27	13.12


Management's Discussion and Analysis
of
Financial Condition and Results of Operations


Safe Harbor Statement

Forward-looking statements (statements which are not historical facts) in this Annual Report on Form 10-K are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "to," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements are based on information currently available to Commercial National Financial Corporation (the Corporation), and the Corporation assumes no obligation to update these statements as circumstances change. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including changes in general economic and financial market conditions, unforeseen credit problems, and the Corporation's ability to execute its business plans. The actual results of future events could differ materially from those stated in any forward-looking statements herein.

Critical Accounting Policies:

Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements. Certain of these policies are particularly sensitive requiring significant judgments, estimates and assumptions to be made by management. Additional information is contained in management's discussion and analysis for the most sensitive of these issues, including the provision and allowance for loan losses.

In determining the allowance for loan losses, management makes significant estimates. Consideration is given to a variety of factors in establishing this estimate. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, its borrowers' perceived financial and managerial strengths, the adequacy of the underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors.

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2005, 2004 and 2003. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a one-bank holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Commercial National Insurance Services, Inc. (CNIS). In June 2004, CNIS sold all of its assets and is now inactive. See Note 2 to the consolidated financial statements for additional information.

The Corporation reported net income of $3.4 million or $0.99 per share for the year ended 2005 compared to $621,000 or $0.18 per share for the year ended 2004. The Corporation's return on average assets for 2005 and 2004 were 1.06% and 0.17%, respectively. Return on average equity for the same two periods were 7.74% and 1.36%, respectively.

In accordance with the strategic direction taken by the Board of Directors in January 2004, the Bank has concentrated efforts on core banking business of loans and deposits and trust and asset management services.

In September 2004, the Corporation restructured its balance sheet through the prepayment of $55.0 million in borrowings from the Federal Home Loan Bank (FHLB). The Corporation incurred prepayment penalties in conjunction with its prepayment of the borrowings, which resulted in a one-time charge of approximately $4.4 million. Funding from cash equivalents and securities were utilized to pay the advances and the penalties. This action caused earnings to be materially reduced for the year 2004.

At year-end 2004, the Corporation's wholly owned trust company subsidiary, Highview Trust Company, merged into a department of the Bank. With this merger, the Bank adopted a new name, Commercial Bank & Trust of PA, to reflect the Corporation's primary lines of business.

The Corporation's largest segment of operating results is dependent upon net interest income. Net interest income is calculated by what is earned on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2005 and 2004, net interest income was $11.8 million and $12.3 million, respectively**.** The related tax-equivalent net interest margin for these two years was 4.19% and 3.82%, respectively**.** The increase in the margin is mostly due to the decrease in cost of interest earning liabilities. Other factors that can affect the Corporation's operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

The business strategy for 2006 is to continue asset growth through traditional loans and deposits supplemented by trust products offered to customers in its marketplace. Management anticipates continued pressure on net interest income during 2006. Loans and deposits will continue to be competitively priced by the Corporation with the intention of acquiring profitable market share. Operating expenses will continue to be scrutinized for the purpose of offsetting a potential decline in net interest income.

Financial Condition
Total assets of the Corporation were $322.4 million on December 31, 2005 compared to $320.4 million on December 31, 2004. Increases in Loans and Federal funds sold were offset by a decrease in Investments. The increase in Total Liabilities was mostly attributed to an increase in Total Deposits, this increase was partially offset by the payoff of Short Term borrowings.

The loan portfolio is comprised mostly of residential and commercial real-estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio increased $14.8 million in 2005 over the total of $192.3 million at the end of 2004. Increases in commercial loans of $2.3 million, commercial real-estate loans of $5.2 million, consumer real estate loans of $7.5 million and consumer installment loans of $2.1 million were offset by a decrease in municipal loans of $2.4 million. The commercial and consumer loan market continues to be very competitive in our market area.

Total investment securities decreased $33.3 million during 2005. This decrease is due mainly from the repayments on Mortgage Backed Securities, with the bank making no significant purchases of investments in 2005. All of the Corporation's securities are held as available for sale. These securities consist of mortgage-backed securities, tax-free municipal bonds and U.S. government agency securities. The Bank also owns restricted Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2005, total deposits increased $11.2 million from December 31, 2004 to $277.0 million. This increase is due to an increase in non-interest bearing deposits, a decrease in savings and money market accounts and an increase in certificate of deposits.
Total short-term borrowings decreased $7.9 million to $ - 0 - in 2005. These borrowings were reduced by monthly cashflows from securities and loans.

Shareholders' equity was $43.7 million on December 31, 2005 compared to $44.7 million on December 31, 2004, a decrease of $1.0 million. The change in shareholders' equity consists of net income of $3.4 million being offset by unrealized losses on securities of $1.5 million and dividends declared of $2.9 million. Book value per common share at year-end 2005 decreased by 2.2% to $12.79 from $13.08 at year-end 2004.

Share Repurchase

On March 24, 2006, the Corporation repurchased 362,113 shares of its common stock held by certain of its shareholders. The repurchased shares represented approximately 10.6% of the total shares then outstanding. The aggregate purchase price for the stock is approximately $6.7 million, which is $18.50 per share. All repurchased shares will be held as treasury shares.

The repurchase of these shares was approved by the Board of Directors based, in part, upon receiving an opinion from the Corporation's financial advisor, SunTrust Robinson Humphrey that the purchase price was fair to the Corporation. The Corporation expects the transaction to be accretive to earnings per share in 2006.

A more complete description of the transaction can be found in the Corporation's 8-K filed with the Commission March 27, 2006.

Results of Operations

Net income increased $2.8 million, or 444%, to $3.4 million for the year ended December 31, 2005 from $621,000 for the year ended December 31, 2004. The increase was primarily due to a $4.4 million charge relating to the prepayment of the Corporation's long-term FHLB borrowings in 2004. Also included in operating income is a credit of $365,000 in the provision for loan losses. The credit is due to the combination of a partial recovery received in 2005 for a commercial loan charged off in a previous year and the bank received a pay-down on a classified loan, lowering the allowance requirements.

Net income decreased $2.9 million, or 83%, to $621,000 for the year ended December 31, 2004 from $3.6 million for the year ended December 31, 2003. The decrease was primarily due to a $4.4 million charge relating to the prepayment of the Corporation's long-term FHLB borrowings in the principal amount of $55.0 million. Included in operating income is a gain of $1.2 million on the sale of investment securities. These securities were sold to offset a $233,000 executive severance expense, to alleviate the Corporation's alternative minimum tax position and to reduce, market and interest rate risks. Also included in operating income is a credit of $436,000 in the loan loss provision due to specified problem loans that paid off during 2004. These loans had allocated loss allowances while they were included in the Corporation's balance sheet. Since they are no longer carried on the balance sheet, the Corporation deemed it unnecessary to carry this allocated portion of the allowance

Net Interest Income

In 2005, interest income was $16.2 million compared to $18.2 million in 2004, a decrease of $2.0 million. A $2.6 million decline in investment income and other interest income was partially offset by an increase in loan interest. The Bank reduced securities balances and related securities income as a result of a strategic decision to reduce FHLB borrowings in 2004 and not replace mortgage-backed securities as they amortize and prepay. Also contributing to the decline in total interest income were market conditions, specifically the fact that the yield on the 10-year Treasury note did not move in unison with short-term rates, which led to a flattening yield curve.

For 2005, total deposits increased by $11.2 million to $277.0 million from $265.8 million at the end of 2004. This increase in deposits along with higher certificate of deposit rates increased overall deposit cost by $698,000, however the FHLB borrowing costs were $2.3 million lower in 2005, resulting in a decrease in interest expense from $6.0 million in 2004 to $4.4 million expense in 2005.

As a result of these factors, net interest income in 2005 was $11.8 million compared to $12.3 million in 2004, a decrease of $500,000.

In 2004, interest income was $18.2 million compared to $19.8 million in 2003, a decrease of $1.6 million. A $972,000 decline in investment income was the primary reason for the overall drop in interest income. This was attributed to lower security holdings in 2004 as proceeds from sales of securities were used to repay long-term FHLB borrowings. Also contributing to the decline in interest income was the Corporation's inability to increase loan interest even though total loans grew by more than $4.9 million in 2004. The reason for this decline is due to lower rates on new loans.

The following table displays the Corporation's average balance sheet, annual interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2005, 2004 and 2003.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

	2005			2004			2003		
	Average Balance	Interest Income/ Expense	Yield or Rate(a)	Average Balance	Interest Income/ Expense	Yield or Rate(a)	Average Balance	Interest Income/ Expense	Yield or Rate (a)
Interest-earning assets									
Loans net of unearned income (b) (c)	$199,505	$11,565	5.80%	$187,918	$11,086	5.90%	$183,628	$11,674	6.36%
Taxable securities	77,631	4,441	5.72	126,135	6,914	5.48	108,162	6,835	6.32
Non-taxable securities	3,874	208	5.36	10,502	598	5.70	34,611	2,121	6.13
Interest-bearing deposits with banks	59	2	2.71	4,998	63	1.26	2,172	41	1.89
Federal funds sold	8,417	301	3.58	5,210	61	1.17	12,330	129	1.05
Total earning assets	289,486	16,517	5.71	334,763	18,722	5.59	340,903	20,800	6.10
Non-interest-earning assets									
Cash	8,913			8,596			7,879		
Allowance for loan losses	(1,733)			(2,165)			(2,685)		
Other assets	22,627			23,881			27,399		
Total non-interest-earning assets	29,807			31,312			32,593		
Total assets	$319,293			$365,075			$373,496		
Liabilities and Shareholders' Equity									
Interest-bearing deposits									
NOW accounts	$ 22,147	34	0.15	$ 23,881	36	0.15	$ 24,151	35	0.14
Money Market accounts	30,485	239	0.78	39,835	253	0.64	43,948	327	0.74
Savings deposits	48,408	284	0.59	52,695	317	0.60	56,200	412	0.73
Time deposits	107,746	3,786	3.51	92,210	3,056	3.31	86,059	2,789	3.24
Short-term borrowings	1,501	39	2.60	10,505	161	1.52	3,977	49	1.23
Long-term borrowings	-	-	-	40,123	2,128	5.29	55,000	2,913	5.29
Total interest-bearing liabilities	210,287	4,382	2.08	259,249	5,951	2.29	269,335	6,525	2.42
Non-interest-bearing deposits	63,250			57,904			49,583		
Other liabilities	1,522			2,271			3,656		
Shareholders' equity	44,234			45,651			50,922		
Total non-interest-bearing Funding sources	109,006			105,826			104,161		
Total liabilities and shareholders' equity	$319,293			$365,075			$373,496		
Net interest income and net Yield on interest earning assets		$12,135	4.19%		$12,771	3.82%		$14,275	4.19%

(a)   Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b)   Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c)   Loan income includes net loan fees/costs.

The following table illustrates the impact and interaction of rate and volume changes for the years under review.
Yields on earning assets have been computed on a tax-equivalent basis using 34% tax rate.

Analysis of Year-to-Year Changes in Net Interest Income
(Dollars in Thousands)

	2005 Change from 2004			2004 Change from 2003		
	Total Change	Change Due To Volume	Change Due To Rate	Total Change	Change Due To Volume	Change Due To Rate
Interest-earning assets						
Loans net of unearned income	$ 479	$ 646	$ (167)	$ (588)	$ 269	$ (857)
Securities						
Taxable	(2,473)	(2,659)	186	79	1,136	(1,057)
Non-taxable	(390)	(376)	(14)	(1,523)	(1,478)	(45)
Interest-bearing deposits with banks	(61)	(62)	1	22	53	(31)
Federal funds sold	240	38	202	(68)	(74)	6
Total interest income	(2,205)	(2,413)	208	(2,078)	(94)	(1,984)
Interest-bearing liabilities						
Deposits	681	4	677	99	(29)	128
Short-term borrowings	(122)	(139)	17	112	80	32
Long-term borrowings	(2,128)	(2,128)	0	(785)	(788)	3
Total interest expense	(1,569)	(2,263)	694	(574)	(737)	163
Net interest income	$ (636)	$ (150)	$ (486)	$ (1,504)	$ 643	$ (2,147)

Other Operating Income and Expense

Total other operating income decreased $1.6 million to $3.0 million for 2005, compared to $4.6 million in 2004. The decrease is primarily two items; first, no security gains were taken in 2005 compared to the $1.2 million gain in 2004, the second being due to the previously mentioned sale of insurance agency, there were no commissions and fees from insurance sales in 2005 compared to $342,000 in 2004.

Total other operating income for 2004 was $4.6 million, an increase of $700,000 from $3.9 million in 2003. The reason for this increase was the previously mentioned gains on the sale of investment securities. Excluding this item, non-interest income would have decreased $500,000. Negatively affecting other income was a decrease in commission income from insurance sales due to the sale of Gooder, a loss on the sale Gooder assets, a change in deposit fee pricing and the introduction of free business checking.

Non-interest expense for 2005 decreased $6.4 million to $10.5 million, compared to $16.9 million in 2004. The majority of this decrease in expenses is the $4.4 million prepayment penalty paid to FHLB, which inflated 2004 non-interest expense. Also, payroll costs were $1.0 million lower in 2005 compared to 2004. This reduction is the result of less staffing due to the sale of the Gooder Agency and staffing reductions at the Bank. In addition, legal and professional expenses decreased by $110,000 in 2005 compared to 2004. In 2004, legal costs were higher due to the merger of Highview Trust back into the Bank and the sale of the Gooder Agency.
Other expenses were lower in 2005 compared to 2004, due to the sale of Gooder Agency and general cost controls within the Bank.

Non-interest expense for 2004 reached $16.9 million, an increase of $4.1 million or 32% from non-interest expense for 2003. $4.4 million of this increase is due to prepayment charges relating to the repayment of the Corporation's long-term FHLB borrowings. Personnel costs rose by $162,000 from 2004 to 2003. This increase was attributed to higher insurance costs as an increase in salaries was offset by a decrease in other benefits. A $62,000 increase in furniture and equipment expense was due to depreciation expense on equipment which was purchased in the fourth quarter of 2003. Legal and professional expenses were lower by $71,000. Reflected in 2003 operating expenses is a $375,000 impairment charge related to the write down of goodwill on the Corporation's insurance agency subsidiary.

Income tax expense/(benefit) was $1,217,000 in 2005, ($209,000) in 2004 and $837,000 in 2003. The income tax benefit for 2004 was due to higher tax-free income in relation to lower pre-tax income in 2004. Due to this, the Corporation was in an alternative minimum tax position and has exited this position as of year-end 2005.

Liquidity and Capital Resources

Liquidity measurements evaluate the Corporation's ability to meet the cash-flow needs of its depositors and borrowers.[1] The most desirable source of liquidity is deposit growth. Additional liquidity is provided by the maturity of investments in loans and securities and the principal and interest received from those earning assets. Another source of liquidity is represented by the Corporation's ability to sell both loans and available-for-sale securities. The Bank is a member of the FHLB system. The FHLB provides an additional source for liquidity for long- and short-term funding. Additional sources of funding from financial institutions have been established for short-term funding needs.

As of December 31, 2005, the Corporation had available funding of approximately $185.3 million at the FHLB with an additional $30.0 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2005, the commitments stood at $45.5 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows from operating activities in 2005 increased by $6.8 million to $4.6 million, from ($2.2) million in 2004. The change is due principally to the increase in net income and the 2004 securities gains of $ 1.2 million.

Cash flows provided by investing activities totaled $129,000 in 2005, compared to cash provided by investing activities in 2004 of $62.1 million. Cash used for loan and federal funds growth in 2005 offset net inflows from reduction of outstanding securities.

Cash used from financing activities totaled $340,000 in 2005. Cash provided by increase in deposits was mostly offset by a decrease in short-term borrowings and dividends paid.

Aggregate Contractual Obligations

The following table presents contractual obligation payments due by specific time periods:

	(Dollars in thousands)				
	< 1 year	1 – 3 years	> 3 – 5 years	> 5 years	Total
Capital lease obligations	$22	$ 40			$ 62
Operating lease obligations	$ 120	$145	$ 92	$ 164	$ 521
Total	$142	$185	$92	$164	$583

---

[1] On March 24, 2006, the Corporation used the proceeds of the sale of certain Federal Funds investments to complete the Share Repurchase described on Page 6. Such sale reduced liquid assets on the balance sheet of the Corporation by $6.7 million. The Corporation has concluded that such reduction in liquidity will not have a material adverse effect on its financial condition or operations.

Time deposits of $100,000 or more at December 31, 2005 are as follows:

	Amount	Percent
	(in thousands)	
Remaining maturity:		
3 months or less	$ 3,395	13%
Over 3 through 6 months	6,261	24
Over 6 months through 12 months	13,478	51
Over 12 months	3,226	12
Total	$ 26,360	100%

The following table shows final loan maturities excluding consumer installment, mortgage and nonaccrual loans and before unearned income at December 31, 2005: (in thousands)

	Within One Year	One-Five Years	After Five Years	Total
Commercial and industrial	$ 4,471	$ 12,899	$ 866	$ 18,236
Real estate-construction	910	-	-	910
Other	1,033	738	6,843	8,614
Totals	$ 6,414	$ 13,637	$ 7,709	$ 27,760
Loans at fixed interest rates		$ 8,012	$ 7,709	
Loans at variable interest rates		5,625	-	
		$ 13,637	$ 7,709	

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31 of each such year:

Loans by Classification at December 31,
(in thousands)

	2005		2004		2003		2002		2001	
Commercial	$18,275	9%	$15,933	8%	$14,802	8%	$12,725	7%	$17,251	9%
Real estate – commercial	60,794	29	55,555	29	51,006	27	54,618	32	71,699	35
Real estate - construction	910	-	258	-	1,108	1	976	1	1,629	1
Real estate – other	115,294	56	107,819	56	106,121	57	86,048	51	95,796	47
Consumer - installment	2,929	1	886	1	1,405	1	1,922	1	2,486	1
Municipal	7,596	4	10,002	5	10,622	5	10,078	6	10,990	6
Other	1,019	1	1,579	1	2,179	1	2,635	2	2,555	1
Total loans	206,817	100%	192,032	100%	187,243	100%	169,002	100%	202,406	100%
Net unamortized costs/(fees)	222		223		139		28		(71)	
Total loans, net of costs/(fees)	$207,039		$192,255		$187,382		$169,030		$202,335	

Maturity Distribution of Securities at December 31, 2005
(in thousands)

	U.S. Treasury & other U.S. Govt. Agencies & Corp(2)	State & Political Subdivisions (1)	Total Amortized Cost	Weighted Average Yield
Within 1 year	$ 2,025	$ 500	$ 2,525	2.46
After 1 but within 5 years	-	601	601	5.38
After 5 but within 10 years	-	1,833	1,833	6.48
After 10 years	59,709	515	60,224	5.89
	$ 61,734	$ 3,449	$65,183	5.77%

(1) Yield on tax-exempt obligations has been computed on a fully
    tax-equivalent basis (using statutory federal income tax rate of 34%)
(2) Includes mortgage-backed securities

Fair Values of Securities at December 31,
(in thousands)

	2005	2004	2003
Obligations of U.S. Treasury & other U.S. Govt. Agencies & Corp.	$ 63,779	$ 96,365	$ 149,539
Obligations of State & Political Subdivisions	2,338	3,090	14,801
	$ 66,117	$ 99,455	$164,340

Included in U.S. Treasury & other U.S. Government Agencies are mortgage-backed securities. These securities carry an amortized cost of $59.7 million and mature based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay with or without prepayment penalties.

Interest Sensitivity and Market Risk

The Corporation's market risk is primarily interest rate risk. Interest rate risk arises due to timing differences between interest sensitive assets and liabilities. Management monitors its interest sensitivity position with the intent of structuring the balance sheet so that movements of interest rates on assets and liabilities produce a relatively constant net interest margin. The Corporation's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This Committee establishes policies for monitoring and coordinating the Corporation's sources, uses and pricing of funds.

The following table lists the amounts and ratio of assets and liabilities subject to change as of December 31, 2005.

Interest Sensitivity Analysis (In Thousands)

	0-30 Days	31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years
Interest-earning assets:						
Securities	$ 870	$ 1,311	$ 3,116	$ 6,097	$ 32,837	$ 20,952
Federal funds sold & other deposits with banks	17,071	-	-	-	-	
Loans	21,129	2,901	5,503	12,446	97,733	65,875
Total interest-sensitive Assets	39,070	4,212	8,619	18,543	130,569	86,827
Interest-bearing liabilities:						
Certificates of deposit	4,354	8,576	16,116	12,511	70,121	404
Other interest-bearing deposits	-	3,717	3,717	5,158	36,204	47,105
Total interest-sensitive Liabilities	4,354	12,293	19,833	17,669	106,325	47,509
Interest sensitivity gap	$ 34,716	$ (8,081)	$ (11,214)	$ 874	$ 24,244	$ 39,318
Cumulative gap	$ 34,716	$ 26,635	$ 15,421	$ 16,295	$ 40,539	$ 79,857
Ratio of cumulative gap to earning assets	11.97%	9.19%	5.32%	5.62%	13.98%	27.56%

Loan and security assumptions are based upon contractual maturity and prepayment estimates. Included in other interest bearing deposits are savings, money market and interest-bearing transaction accounts. These accounts are subject to immediate withdrawal. However, based upon historical performance, management considers a certain portion of the accounts to be stable core deposits.

Although useful, there are certain deficiencies in this static gap model. Assets and liabilities are subject to competitive pressures throughout the Corporation's market area. Additionally, the timing and degree of repricing on assets and liabilities may vary significantly as interest rates change.

The Corporation also monitors interest rate risk through computer simulations that project the impact of changing interest rates on earnings. This process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Corporation utilizes the results of this model in evaluating its interest rate risk. This model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities; (2) the expected rates at which various rate sensitive assets and liabilities will reprice; (3) the expected relative movements in different interest rate indexes that are used as the basis for pricing or repricing various assets and liabilities; (4) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts; and (5) other factors. Inclusion of these factors in the model is intended to more accurately project the Corporation's changes in net interest income resulting from an immediate and sustained parallel shift in interest rates of up 100 basis points (bps), up 200 bps, down 100 bps and down 200 bps. While the Corporation believes this model provides a useful projection of its interest rate risk, the model includes a number of assumptions and predictions that are subject to continual refinement. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, competition and a variety of other factors that are difficult to accurately predict.

The Corporation has established the following guidelines as acceptable ranges for interest rate risk:

> During a +/- 200 basis point parallel shift in interest rates, net interest income may not change by more than 20% for a twelve month period.

> During a +/- 200 basis point change in interest rates, balance sheet impact on economic value of capital may not change by more than 20% for a twelve month period.

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve-month period commencing January 1, 2006.

Change in interest rates	% Change in projected Baseline net interest income	% Change in projected economic value of capital
+200 basis points	(3.9%)	(10.3%)
+100 basis points	(1.8%)	(4.3%)
-100 basis points	.3%	.1%
-200 basis points	(3.7%)	(2.5%)

In the event of a shift in interest rates, management may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and deposits.

Allowance for Loan Losses and Credit Review

Maintaining a high quality loan portfolio is of great importance to the Corporation. The Corporation manages the risk characteristics of the loan portfolio through the use of prudent lending policies and procedures and monitors risk through a periodic review process provided by internal auditors, regulatory authorities and internal loan review procedures. These reviews include an analysis of credit quality, diversification of industry, compliance with policies and procedures, and current economic conditions. In addition to these reviews, the Corporation annually has commercial loan reviews performed by a third party specializing in this area.

The Corporation's credit culture fosters and actively supports the extension of credit on sound, fundamental lending policies. Each credit is to be logical, legal, constructive and acceptable within policy guidelines.

The allowance for loan losses is a valuation reserve that is intended to account for credit losses which may be expected in the Corporation's loan portfolio as a result of the credit risk involved in the normal granting of credit. Adequate management of the allowance is an integral part of the credit risk management process. The Corporation will maintain an adequate allowance in anticipation of losses reflected as of the evaluation date. Management is cognizant of the subjective nature of decisions regarding loan portfolio factors and the variability over time of internal and external factors affecting portfolio quality, and realizes that an effective asset review system is essential to establishing the basis for an adequate allowance. To improve the accuracy of determining the allowance, management will continuously monitor all factors and current conditions that may affect loss recognition.

The amount of the provision/(credit) for loan losses was ($365,000) in 2005, ($436,000) in 2004 and $39,000 in 2003. The credit for loan losses in 2005 is due to the combination of a $285,000 recovery received for a commercial loan charged off in a previous year and the bank received a pay-down on a classified loan, lowering the allowance requirement. The credit in 2004 was from the allocations of $3.2 million in classified loans that paid off in the first quarter. For each of the same years, the net charge-offs(recoveries) against the allowance for loan losses was ($146,000), $171,000 and $284,000, respectively. The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future, or that additional provisions for losses on loans will not be required.

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

	Years Ended December 31, (Dollars in thousands)				
	2005	2004	2003	2002	2001
Loans outstanding at beginning of year, net of unearned income	$192,255	$187,382	$169,030	$202,335	$207,957
Average loans outstanding	$199,505	$187,918	$183,628	$187,428	$206,681
Allowance for loan losses:					
Balance, beginning of year	$ 1,855	$ 2,462	$ 2,707	$ 2,814	$ 2,737
Loans charged off:					
Commercial and tax free	105	251	29	180	90
Consumer	30	41	32	31	55
Real estate	20	69	272	238	355
Total loans charged off	155	361	333	449	500
Recoveries:					
Commercial and tax free	296	136	21	17	3
Consumer	5	10	13	24	29
Real estate	0	44	15	3	5
Total recoveries	301	190	49	44	37
Net loans charged off/(recovered)	(146)	171	284	405	463
Provision charged/(credited) to expense	(365)	(436)	39	298	540
Balance, end of year	$ 1,636	$ 1,855	$ 2,462	$ 2,707	$ 2,814
Ratios:					
Net (recoveries)/charge-offs as a percentage of average loans outstanding	(.07)%	.09%	.15%	.22%	.22%
Allowance for loan losses as a percentage of average loans outstanding	.82%	.99%	1.34%	1.44%	1.36%

Management's review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower's financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance amount shown for December 31, 2005 is adequate to offset the losses which may exist as a result of under collateralization or uncollectibility.

The following table summarizes the allocation of the allowance for loan losses for the past five years.

	2005		2004		2003		2002		2001	
					(Dollars in thousands)					
	Amount	Percent Of Loan Type	Amount	Percent Of Loan Type	Amount	Percent Of Loan Type	Amount	Percent Of Loan Type	Amount	Percent Of Loan Type
Commercial	$1,540	47	$1,771	42	$2,371	40	$2,617	45	$2,564	50
Residential	63	52	58	56	69	58	63	52	63	48
Consumer	33	1	26	2	22	2	27	3	31	2
Unallocated	-		-		-		-		156	
Total	$1,636		$1,855		$2,462		$2,707		$2,814	

The following table details, for each of the most recent five years, the year end loan amounts which were accounted for on a non-accrual basis or were past due 90 days or more:

Dec. 31, 2005
Loans on non-accrual basis	$ 1,308
Loans past due 90 days or more	2
Renegotiated loans	2,860
Total	$ 4,170

Dec. 31, 2004
Loans on non-accrual basis	$ 1,667
Loans past due 90 days or more	12
Renegotiated loans	3,083
Total	$ 4,762

Dec. 31, 2003
Loans on non-accrual basis	$ 2,331
Loans past due 90 days or more	5
Renegotiated loans	-
Total	$ 2,336

Dec. 31, 2002
Loans on non-accrual basis	$ 2,679
Loans past due 90 days or more	3
Renegotiated loans	-
Total	$ 2,682

Dec. 31, 2001
Loans on non-accrual basis	$ 2,492
Loans past due 90 days or more	123
Renegotiated loans	60
Total	$ 2,675

Loans that were past due 90 days or more, or were on non-accrual represented .63% of total loans on December 31, 2005, which was down from .87% on December 31, 2004 and 1.25% on December 31, 2003. The Corporation's policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower's ability to repay the loan.

As of December 31, 2005, $1.0 million of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis. Renegotiated loans decreased to $2.9 million. Of this amount, $2.5 million relates to a single borrower that requested a modification of interest and a period of interest only payments. The request was due to the seasonality of the customer's business. At present, the Corporation has no knowledge of other outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2005 the Corporation had $740,000 in foreclosed real estate compared to $682,000 at the end of 2004.

In 2005, the gross amount of interest that would have been recorded on non-accrual loans would have been $90,000. The actual interest reflected in income on these loans was $23,000.

Capital

The shareholders' equity or the capital base represents the investment by the Corporation's owners either initially or through retention of earnings (net after income tax less dividend payments). This investment acts as a safeguard against future uncertainties. The amount of capital which is deemed appropriate is dependent upon an assessment of the Corporation's total assets, the quality of its loans and securities, its historical earnings record, its business prospects for the near and long term, the management and information systems in place and the general competence and abilities of the Corporation's management.

The Federal Reserve Board's risk-based capital adequacy standards are designed principally as a measure of credit risk. These standards require that (1) at least 50% of total capital must be common and certain other "core" equity capital ("Tier I Capital"); (2) assets and off-balance sheet items must be weighted according to risk; (3) the total capital to risk-weighted asset ratio must be at least 8%; and (4) a minimum 4% leverage ratio of Tier I Capital to average total assets must be maintained.

As of December 31, 2005, the Corporation had Tier I and total equity capital to risk adjusted asset ratios of 21.4% and 22.3%, respectively. In 2005 the leverage ratio was 13.3%. At December 31, 2004, the Corporation had Tier I and total equity capital to risk adjusted assets ratios of 22.7% and 23.7%, respectively. The leverage ratio was 13.0%.

The table below presents the Corporation's capital position at December 31, 2005.[2]
(dollar amounts in thousands)

	Amount	Percent of Adjusted Assets
Tier I Capital	$ 42,410	21.4%
Tier I Capital Requirement	7,912	4.0
Total Equity Capital	$ 44,046	22.3%
Risk-Based Requirement	15,825	8.0
Leverage Capital	$ 42,410	13.3%
Leverage Requirement	12,757	4.0

Inflation and Changing Prices

Inflation can be significant to a banking institution because of its implication for the interest rate environment and its influence on personnel expenses and the costs of supplies and materials needed for daily operations. However, such a large portion of the Corporation's assets and liabilities are represented by monetary investments, inflationary impact tends to be dampened except for the differences caused by maturity variances. Management efforts to gauge and control these variances have been discussed earlier under rate sensitivity. Inflation can have a more direct impact on non-interest expenses. Expenses are closely monitored by management and consistent attention is given to controlling these cost areas in an attempt to limit their increase to manageable levels.

Interest rate movements will continue to influence ongoing earnings levels. Even though the exact impact of these factors cannot be predicted, the Corporation believes that given its financial strength and stability, it will be able to meet these situations in a positive manner.

---

[2] The Corporation's capital position was impacted by the March 24, 2006 Share Repurchase described on Page 6. The Corporation has concluded that, although the Share Repurchase has the effect of reducing capital, the Corporation and the Bank will remain in compliance with all capital adequacy requirements and the Share Repurchase will not have a material adverse effect on the Corporation's or the Bank's financial condition or operations.

Market Makers

The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

Ferris Baker Watts Inc
100 Light Street
Baltimore, MD 21202
800-638-7411

Knight Equity Markets, LLP
525 Washington Boulevard
Jersey City, NJ 07310
201-222-9400

F.J. Morrisey & Co.
200 Barr Harbor Drive
West Conshohocken, PA 19428
800-842-8928

Ryan, Beck & Co.
80 Main Street
West Orange, NJ 07052
973-597-6020

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Commercial National Financial Corporation
Stock Transfer Department
P.O. Box 429
Latrobe, PA 15650
(724)537-9923
(724)539-1137 (fax)

Form 10-K

THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER A COPY OF ITS 2005 ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE MADE IN WRITING TO:

Commercial National Financial Corporation
Attn: Wendy S. Schmucker, Secretary
P.O. Box 429
Latrobe, PA 15650



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Commercial National Financial Corporation and Subsidiaries
Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and its wholly-owned subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial National Financial Corporation and its wholly-owned subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP
Pittsburgh, Pennsylvania
January 20, 2006

COMMERCIAL NATIONAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2005	**2004**
	(Dollars in Thousands, Except per Share Data)	
ASSETS		
Cash and due from banks	**$ 12,760**	$ 7,685
Interest bearing deposits with banks	**121**	101
Cash and Cash Equivalents	**12,881**	7,786
Federal funds sold	**16,950**	-
Securities available for sale	**66,117**	99,455
Restricted investments in bank stock	**1,013**	1,806
Loans receivable, net of allowance for loan losses of $1,636 in 2005 and $1,855 in 2004	**205,403**	190,400
Premises and equipment	**4,301**	4,644
Accrued interest receivable	**862**	968
Investment in life insurance	**12,940**	12,443
Other assets	**1,914**	2,870
Total Assets	**$322,381**	$320,372
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing	**$ 69,025**	$ 62,284
Interest bearing	**207,984**	203,534
Total Deposits	**277,009**	265,818
Short-term borrowings	**-**	7,950
Other liabilities	**1,711**	1,944
Total Liabilities	**278,720**	275,712
SHAREHOLDERS' EQUITY		
Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 3,413,426 shares	**7,200**	7,200
Retained earnings	**39,422**	38,946
Accumulated other comprehensive income	**617**	2,092
Treasury stock, at cost, 186,574 shares	**(3,578)**	(3,578)
Total Shareholders' Equity	**43,661**	44,660
Total Liabilities and Shareholders' Equity	**$322,381**	$320,372

See notes to consolidated financial statements.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31, | | |
	2005	2004	2003
	(In Thousands, Except per Share Amounts)		
INTEREST INCOME			
Interest and fees on loans	**$11,303**	$10,809	$11,390
Interest and dividends on securities:			
Taxable	**4,441**	6,914	6,835
Exempt from federal income taxes	**137**	395	1,400
Other	**303**	124	170
Total Interest Income	**16,184**	18,242	19,795
INTEREST EXPENSE			
Deposits	**4,343**	3,662	3,563
Short-term borrowings	**39**	161	49
Long-term borrowings	**-**	2,128	2,913
Total Interest Expense	**4,382**	5,951	6,525
Net Interest Income	**11,802**	12,291	13,270
PROVISION (CREDIT) FOR LOAN LOSSES	**(365)**	(436)	39
Net Interest Income after Provision (Credit) for Loan Losses	**12,167**	12,727	13,231
OTHER OPERATING INCOME			
Service charges on deposit accounts	**604**	644	859
Other service charges and fees	**701**	726	618
Net security gains	**-**	1,195	9
Trust department income	**829**	876	710
Income from investment in life insurance	**525**	529	559
Commissions and fees from insurance sales	**-**	342	841
Other income	**300**	279	343
Total Other Operating Income	**2,959**	4,591	3,939
OTHER OPERATING EXPENSES			
Salaries and employee benefits	**5,196**	6,236	6,074
Net occupancy	**722**	702	714
Furniture and equipment	**742**	809	747
Professional fees	**560**	670	741
Pennsylvania shares tax	**559**	546	500
Automated teller machine	**315**	300	297
Director fees	**382**	408	462
Impairment writedown of goodwill	**-**	-	375
FHLB prepayment penalty	**-**	4,402	-
Other expenses	**2,056**	2,833	2,862
Total Other Operating Expenses	**10,532**	16,906	12,772
Income before Income Taxes (Benefit)	**4,594**	412	4,398
INCOME TAX EXPENSE (BENEFIT)	**1,217**	(209)	837
Net Income	**$3,377**	$ 621	$ 3,561
EARNINGS PER SHARE, BASIC	**$0.99**	$0.18	$ 1.03

See notes to consolidated financial statements.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2005, 2004 and 2003

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
			(In Thousands, Except per Share Amounts)		
BALANCE - DECEMBER 31, 2002	$7,200	$41,628	$4,881	($2,504)	$51,205
Comprehensive income:					
Net income	-	3,561	-	-	3,561
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,135)	-	(1,135)
Total Comprehensive Income					2,426
Cash dividends declared, $1.00 per share	-	(3,441)	-	-	(3,441)
Issuance of treasury stock	-	-	-	4	4
Purchases of treasury stock	-	-	-	(657)	(657)
BALANCE - DECEMBER 31, 2003	7,200	41,748	3,746	(3,157)	49,537
Comprehensive loss:					
Net income	-	621	-	-	621
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,654)	-	(1,654)
Total Comprehensive Loss					(1,033)
Cash dividends declared, $1.00 per share	-	(3,423)	-	-	(3,423)
Purchases of treasury stock	-	-	-	(421)	(421)
BALANCE - DECEMBER 31, 2004	7,200	38,946	2,092	(3,578)	44,660
Comprehensive income:					
Net income	**-**	**3,377**	**-**	**-**	**3,377**
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	**-**	**-**	**(1,475)**	**-**	**(1,475)**
Total Comprehensive Income					**1,902**
Cash dividends declared, $0.85 per share	**-**	**(2,901)**	**-**	**-**	**(2,901)**
BALANCE - DECEMBER 31, 2005	**$7,200**	**$39,422**	**$ 617**	**$(3,578)**	**$43,661**

See notes to consolidated financial statements.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	**2004**	**2003**
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$3,377**	$ 621	$ 3,561
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**762**	905	885
Provision (credit) for loan losses	**(365)**	(436)	39
Net accretion of securities and loan fees	**(66)**	(128)	(674)
Net security gains	**-**	(1,195)	(9)
Impairment writedown of goodwill	**-**	-	375
(Gain) loss on sale of foreclosed real estate	**(97)**	38	(4)
Income from investment in life insurance	**(525)**	(529)	(559)
Deferred tax expense (benefit)	**430**	(439)	285
(Increase) decrease in accrued interest receivable and other assets	**1,015**	(448)	(142)
Increase (decrease) in other liabilities	**95**	(589)	(281)
Net Cash Provided by (Used in) Operating Activities	**4,626**	(2,200)	3,476
CASH FLOWS FROM INVESTING ACTIVITIES			
(Increase) decrease in federal funds sold	**(16,950)**	-	14,650
Purchases of securities	**(602)**	(110,449)	(90,557)
Maturities, calls and principal repayments of securities	**31,772**	40,096	69,753
Proceeds from sales of securities	**-**	133,969	43
Net cash used in acquisitions	**-**	-	(100)
Net (increase) decrease in restricted bank stock	**793**	2,539	(727)
Net increase in loans	**(14,784)**	(4,960)	(19,248)
Net proceeds from sale of assets	**215**	1,291	44
Purchases of premises and equipment	**(315)**	(399)	(1,164)
Net Cash Provided by (Used in) Investing Activities	**129**	62,087	(27,306)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	**11,191**	6,602	(10,809)
Net increase (decrease) in short-term borrowings	**(7,950)**	(9,500)	17,450
Repayment of long-term borrowings	**-**	(55,000)	-
Dividends paid	**(2,901)**	(3,423)	(3,441)
Purchase of treasury stock	**-**	(421)	(657)
Net Cash Provided by (Used in) Financing Activities	**340**	(61,742)	2,543
Net Increase (Decrease) in Cash and Cash Equivalents	**5,095**	(1,855)	(21,287)
CASH AND CASH EQUIVALENTS – BEGINNING	**7,786**	9,641	30,928
CASH AND CASH EQUIVALENTS – ENDING	**$12,881**	$ 7,786	$ 9,641

See notes to consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

General

The accompanying consolidated financial statements include the accounts of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiaries, Commercial Bank & Trust of PA, and Commercial National Insurance Services, Inc. (CNIS). In December 2002, CNIS acquired The Gooder Agency, Inc. (Gooder) which was subsequently sold in 2004 (see Note 2). All material intercompany transactions have been eliminated.

The Bank operates under a state bank charter and provides full banking services. The Corporation is subject to regulation by the Federal Reserve Board and the Bank is subject to regulation by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking. The Bank's primary business consists of taking deposits and granting loans to customers who generally do business in the area of Westmoreland County, Pennsylvania.

As of December 31, 2005, the Corporation employed 110 people in full-time and part-time positions. Approximately 54 employees are represented by the United Auto Workers, Local 1799. In 2004, the Corporation and bargaining unit employees entered into a labor agreement that will expire in December 2008.

The following summary of accounting and reporting policies is presented to aid the reader in obtaining a better understanding of the consolidated financial statements and related financial data of the Corporation and its wholly-owned subsidiaries contained in this report. Such policies conform to generally accepted accounting principles (GAAP) and to general practice within the banking industry.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the evaluation of other than temporary impairment of securities.

Significant Concentrations of Credit Risk

Most of the Corporation's activities are with customers located within Westmoreland County of Pennsylvania. Note 4 discusses the types of securities that the Corporation invests in. Note 5 discusses the types of lending that the Corporation engages in. The Corporation does not have any significant concentrations to any one industry or customer. Although the Corporation has a diversified loan portfolio, exposure to credit loss can be adversely impacted by downturns in local economic and employment conditions.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities

Debt and equity securities are classified as "securities available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of the related deferred income tax effect.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Investments in Bank Stock

Federal law requires the Bank, a member institution of the Federal Home Loan Bank system, to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of associated direct costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Corporation is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the balance sheet when they are funded.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Foreclosed assets initially are recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses. Foreclosed real estate at December 31, 2005 and 2004 was $740,000 and $682,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office. These intangible assets are being amortized on a straight-line basis over a period of ten years. The balance of these amortizable intangible assets at December 31, 2005 was $634,000, net of accumulated amortization of $341,000, which is included in other assets. Amortization expense of $98,000, $145,000, and $202,000 was recorded for the years ended December 31, 2005, 2004, and 2003, respectively. Included in the 2004 and 2003 expense was $47,000 and $104,000, respectively, related to Gooder's customer list (see Note 2). Amortization expense is estimated to be $98,000 per year for the next five years.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. For financial statement reporting and income tax purposes, depreciation is computed both on straight-line and accelerated methods over the estimated useful life of the premises and equipment. Charges for maintenance and repairs are expensed as incurred. Amortization is charged over the term of the respective lease or the estimated useful life of the asset, whichever is shorter.

Bank Owned Life Insurance

The Corporation invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees. The Corporation is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the investment in the policies is included in other income on the income statement.

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense for the years ended December 31, 2005, 2004 and 2003 was $152,000, $192,000, and $187,000, respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis. Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements. Assets under management in the trust department totaled $126,126,000, $132,431,000 and $132,187,000 at December 31, 2005, 2004 and 2003, respectively.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Corporation and its subsidiaries file a consolidated federal income tax return.

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 3,413,426 in 2005, 3,422,881 in 2004, and 3,441,556 in 2003. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

Treasury Stock

The acquisition of treasury stock is recorded under the cost method. At the date of subsequent reissue, the treasury stock is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to retained earnings.

Statements of Cash Flows

For purposes of reporting cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheet captions, "Cash and due from banks" and "Interest bearing deposits with banks."

	Years Ended December 31,		
	2005	**2004**	**2003**
		(In Thousands)	
SUPPLEMENTARY CASH FLOWS INFORMATION			
Interest paid	$ 4,216	$ 6,133	$ 6,679
Income taxes paid	$ 866	$ 981	$ 608
SUPPLEMENTARY DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Loans transferred to foreclosed real estate	$ 178	$ 34	$ 723

Segment Reporting

The Corporation acts as an independent community financial services provider and offers traditional banking and related financial services to individual, business and government customers. The Corporation offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits, the making of commercial, consumer and mortgage loans and the providing of other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Corporation. As such, discrete information is not available and segment reporting would not be meaningful.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards

In March 2004, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS 115 and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In November 2005, the FASB approved the issuance of FASB Staff Position FAS No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. For the Corporation, the effective date will be the first quarter of fiscal 2006. The adoption of this accounting principle is not expected to have a significant impact on our financial position or results of operations.

In July 2005, the FASB issued a proposed interpretation of FAS 109, "Accounting for Income Taxes," to clarify certain aspects of accounting for uncertain tax positions, including issues related to the recognition and measurement of those tax positions. If adopted as proposed, any adjustments required to be recorded as a result of adopting the interpretation would be reflected as a cumulative effect from a change in accounting principle. The adoption of the interpretation as proposed is not expected to have a significant impact on our financial position or results of operations.

NOTE 2 - ACQUISITIONS AND DIVESTITURES

In June 2004, the Corporation sold all assets relating to its insurance agency subsidiary, Gooder. In the transaction, the Corporation received $950,000. A $39,000 loss was recognized on the sale of such assets, which is included in other expenses. The results of operations of Gooder prior to the sale were not material to the Corporation's results of operations.

In performing its impairment assessment of the acquired customer lists of Gooder in the fourth quarter of 2003, management determined that no impairment was present based on the carrying amount of these intangible assets. However, the goodwill asset was fully impaired. As a result, the 2003 consolidated financial statements reflect a writedown of goodwill in the amount of $375,000 which is included in other operating expenses in the consolidated statement of income.

On January 3, 2003, the Corporation acquired certain insurance agency accounts from an employee of Gooder. The Corporation paid cash of $100,000 for the accounts. The acquisition was accounted for as a purchase and the $100,000 was allocated to identifiable intangible assets representing the fair value of the acquired customer list. The results of operations are included in the consolidated financial statements from the date of the acquisition until the sale of Gooder in June 2004. The impact of the acquisition on the Corporation's results of operations for the year ended December 31, 2003 was not material.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CASH AND DUE FROM BANKS

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts and non-personal time deposits. Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank. The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The required reserve at December 31, 2005 and 2004 was approximately $4,921,000 and $4,393,000, respectively.

NOTE 4 - SECURITIES

The amortized cost and fair values of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
DECEMBER 31, 2005:				
Obligations of U.S. Government agencies	$ 2,026	$ -	$ (34)	$ 1,992
Obligations of states and political subdivisions	3,449	54	(111)	3,392
Mortgage-backed securities	59,708	1,025	-	60,733
	$65,183	$1,079	$(145)	$66,117
DECEMBER 31, 2004:				
Obligations of U.S. Government agencies	$ 8,386	$ 4	$ (39)	$ 8,351
Obligations of states and political subdivisions	4,177	94	(87)	4,184
Mortgage-backed securities	83,723	3,197	-	86,920
	$96,286	$3,295	$(126)	$99,455

The amortized cost and fair value of securities at December 31, 2005 by contractual maturity, are shown below. Mortgage-backed securities maturities are based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Due within one year	$ 2,525	$ 2,482
Due after one year through five years	601	562
Due after five years through ten years	1,833	1,848
Due after ten years	60,224	61,225
	$65,183	$66,117

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - SECURITIES (CONTINUED)

Securities with amortized cost and fair values of $16,309,000 and $16,467,000, respectively, at December 31, 2005 and $21,097,000 and $21,592,000 respectively, at December 31, 2004 were pledged to secure public deposits and for other purposes required or permitted by law.

Gross gains of $-0-, $2,377,000, and $9,000 and gross losses of $-0-, $1,182,000, and $-0- were realized on sales and calls of securities during 2005, 2004 and 2003, respectively.

The following table shows the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004:

	December 31, 2005					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
Obligations of U.S. Government agencies	$ -	$ -	$1,992	$ (34)	$1,992	$ (34)
Obligations of states and political subdivisions	562	(40)	1,776	(71)	2,338	(111)
	$562	$(40)	$3,768	$(105)	$4,330	$(145)
	December 31, 2004					
	(In Thousands)					
Obligations of U.S. Government agencies	$2,036	$(22)	$ 987	$(17)	$3,023	$ (39)
Obligations of states and political subdivisions	1,304	(43)	1,786	(44)	3,090	(87)
	$3,340	$(65)	$2,773	$(61)	$6,113	$(126)

Unrealized losses on obligations of U.S. Government agencies and state and political subdivisions are due to a change in interest rates subsequent to when the securities were purchased. At December 31, 2005, all debt securities with temporarily impaired losses have been rated by either Moody's and/or S&P with an "A" or better debt rating. Management believes the unrealized losses are temporary and that the Corporation has the ability to hold the securities until maturity or market price recovery.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS

Loans are summarized as follows:

	December 31,	
	2005	**2004**
	(In Thousands)	
Commercial loans	**$ 18,275**	$ 15,933
Real estate loans:		
Commercial	**60,794**	55,555
Construction	**910**	258
Residential	**115,294**	107,819
Municipal loans	**7,596**	10,002
Consumer and other loans	**3,948**	2,465
Net unamortized costs	**222**	223
	$207,039	$192,255

NOTE 6 - ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses are summarized as follows:

	Years Ended December 31,		
	2005	**2004**	**2003**
	(In Thousands)		
Balance, January 1	**$1,855**	$2,462	$2,707
Loans charged off	**(155)**	(361)	(333)
Recoveries on previously charged off loans	**301**	190	49
Provision (credit) for loan losses	**(365)**	(436)	39
Balance at December 31	**$1,636**	$1,855	$2,462

During the Corporation's first quarter 2005 evaluation, management considered the allowance for loan losses to be over allocated by $470,000. Due to this overage, the Corporation reduced the allowance for loan losses by $470,000. The overage was the result of the Corporation receiving $285,000 representing a recovery for a commercial loan charged off in a previous year. In addition, the Corporation received a pay-down on a classified loan, lowering the allowance requirements by an additional $185,000. The excess allocation was recorded as a credit in the provision for loan losses.

During the Corporation's second quarter 2004 evaluation, management considered the allowance for loan losses to be over allocated by $492,000. Due to this overage, the Corporation reduced the allowance for loan losses by $492,000. The reduction in the allowance consisted of specific allocations for several classified loans, totaling $3.2 million, which paid off during the first half of 2004. The excess allocation was recorded as a credit in the provision for loan losses.

NOTE 6 - ALLOWANCE FOR LOAN LOSSES (CONTINUED)

At December 31, 2005 and 2004, the total recorded investment in loans considered to be impaired was $2,670,000 and $3,421,000, respectively. The average recorded investment in impaired loans during 2005, 2004 and 2003 was $3,411,000, $4,728,000, and $12,271,000, respectively. Impaired loans with balances of $511,000 and $958,000 at December 31, 2005 and 2004 had related allowance for loan losses of $161,000 and $503,000, respectively. Interest income on impaired loans of $173,000, $190,000, and $723,000 was recognized for cash payments received in 2005, 2004 and 2003, respectively.

Loans on which the accrual of interest has been discontinued amounted to $1,308,000 and $1,667,000 at December 31, 2005 and 2004, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $2,000 and $12,000 at December 31, 2005 and 2004, respectively.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amount of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. The Corporation does not issue any other instruments with significant off-balance-sheet risk.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial standby letters of credit written is represented by the contract or notional amount of those instruments. The Corporation uses the same credit policies in making such commitments and conditional obligations as it does for on-balance-sheet instruments. The following table identifies the contract or notional amount of those instruments:

	December 31,	
	2005	2004
	(In Thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$41,342	$34,054
Standby letters of credit	399	379
Financial standby letters of credit	3,768	4,050

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Corporation requires collateral supporting these letters of credit as deemed necessary. The maximum undiscounted exposure related to these commitments at December 31, 2005 was $4,167,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $3,888,000. The amount of the liability as of December 31, 2005 and 2004 for guarantees under standby letters of credit issued is not material.

NOTE 8 - PREMISES AND EQUIPMENT

The composition of premises and equipment at December 31, 2005 and 2004 is as follows:

	2005	2004
	(In Thousands)	
Land	$ 437	$ 437
Premises	5,789	5,789
Leasehold improvements	229	229
Furniture and equipment	6,491	6,488
	12,946	12,943
Accumulated depreciation and amortization	(8,645)	(8,299)
	$ 4,301	$ 4,644

Depreciation and amortization expense was $664,000, $760,000, and $683,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INTEREST BEARING DEPOSITS

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $26,360,000, and $22,397,000 at December 31, 2005 and 2004, respectively.

Interest bearing deposits at December 31, 2005 and 2004 are detailed as follows:

	2005	2004
	(In Thousands)	
Savings accounts	$ 45,379	$ 50,840
NOW accounts	21,561	22,182
Money market accounts	28,820	32,901
Time deposits	112,224	97,611
	$207,984	$203,534

Time deposits at December 31, 2005 had the following scheduled maturities (in thousands):

2006	$ 41,695
2007	24,285
2008	25,235
2009	14,426
2010	6,583
	$112,224

NOTE 10 - SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2005 and 2004 were as follows:

	December 31,	
	2005	2004
	(In Thousands)	
Federal funds purchased	$ -	$2,950
FHLB borrowings	-	5,000
	$ -	$7,950

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHORT-TERM BORROWINGS (CONTINUED)

The outstanding balances and related information of short-term borrowings are summarized as follows:

	Years Ended December 31,	
	2005	**2004**
	(Dollars in Thousands)	
Average balance during the year	**$1,501**	$10,505
Average interest rate during the year	**2.60%**	1.52%
Maximum month-end balance	**$9,519**	$48,650
Weighted average interest rate at end of the year	**-%**	2.31%

At December 31, 2005, the Corporation had approved but unused funding availability from lines of credit of $30,000,000.

NOTE 11 - LONG-TERM BORROWINGS

There were no long-term borrowings outstanding at December 31, 2005 and 2004. In September 2004, the Corporation repaid $55,000,000 of FHLB advances with proceeds from sales of securities. The repayment of these advances resulted in a prepayment penalty of $4,402,000.

Advances from the FHLB of Pittsburgh are secured by the Bank's stock in the FHLB of Pittsburgh, qualifying residential mortgage loans, U.S. Government securities, U.S. agency securities and mortgage-backed securities. The maximum borrowing capacity from the FHLB at December 31, 2005 is $185,294,000.

NOTE 12 - EMPLOYEE BENEFIT PLANS

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service. The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants. The Corporation also has a supplemental retirement plan for certain retired employees. The expense for the employee benefit plans was $254,000, $249,000, and $628,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Expenses in 2005 and 2004 were lower due to a lesser allocation by the Board of Directors than what was allocated in prior years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - COMPREHENSIVE INCOME (LOSS)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
		(In Thousands)	
Gross change in unrealized gains (losses) on securities available for sale	$(2,235)	$(1,311)	$(1,710)
Less reclassification adjustment for gains realized in income	-	(1,195)	(9)
Net Unrealized Losses	(2,235)	(2,506)	(1,719)
Tax effect	(760)	(852)	(584)
Net of Tax Amount	$(1,475)	$(1,654)	$(1,135)

NOTE 14 - LEASE COMMITMENTS

The Corporation rents offices under operating leases that expire through 2016. Lease expense amounted to $140,000, $121,000, and $116,000 in fiscal years 2005, 2004, and 2003, respectively. Maturities of operating lease obligations at December 31, 2005 are as follows (in thousands):

2006	$120
2007	76
2008	69
2009	51
2010	41
Thereafter	164

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - INCOME TAXES

The components of the net deferred tax liability at December 31, 2005 and 2004 are as follows:

	2005	2004
	(In Thousands)	
Allowance for loan losses	$233	$357
Accrued benefits	78	87
Other	2	66
Alternative minimum tax	-	265
Total Deferred Tax Assets	313	775
Deferred loan fees	76	76
Securities accretion	51	60
Unrealized net gain on securities available for sale	317	1,077
Depreciation	133	156
Total Deferred Tax Liabilities	577	1,369
Net Deferred Tax Liability	$(264)	$ (594)

The income tax provision for the years ended December 31, 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003
	(In Thousands)		
Current	$ 787	$ 230	$552
Deferred	430	(439)	285
	$1,217	$(209)	$837

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes. The differences for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(In Thousands)		
Tax at statutory rates	$1,562	$140	$1,495
Increase (decrease) resulting from:			
Tax-exempt income	(219)	(317)	(663)
Non-deductible interest expense	18	31	60
Increase in investment in life insurance	(154)	(156)	(170)
Writedown of non-deductible goodwill	-	47	128
Other	10	46	(13)
	$1,217	$(209)	$ 837

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Below are various estimated fair values at December 31, 2005 and 2004, as required by Statement of Financial Accounting Standards No. 107 (FAS 107). Such information, which pertains to the Corporation's financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation. It is the Corporation's general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and the methodologies in absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

The following methods and assumptions were used by the Corporation in estimating financial instrument fair values:

Cash and Short-Term Investments

   The carrying amounts for cash and short-term investments approximate the estimated fair values of such assets.

Securities

   Fair values for securities available for sale are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Restricted Investments in Bank Stock

   The carrying amounts of restricted investments in bank stock approximate the estimated fair value of such assets.

Loans Receivable

   Fair values of variable rate loans subject to frequent repricing and which entail no significant credit risk are based on the carrying values. The estimated fair values of other loans are estimated by discounting the future cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Deposits

   For deposits which are payable on demand at the reporting date, representing all deposits other than time deposits, management estimated that the carrying value of such deposits is a reasonable estimate of fair value. Fair values of time deposits are estimated by discounting the future cash flows using interest rates currently being offered and a schedule of aggregate expected maturities.

Short-Term Borrowings

   The carrying amounts for short-term borrowings approximate the estimated fair value of such liabilities.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable is considered a reasonable estimate of fair value.

Off-Balance Sheet Instruments

The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

The carrying amounts and fair values of the Corporation's financial instruments as of December 31 are presented in the following table:

	December 31, 2005		December 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and short-term investments	$ 29,831	$ 29,831	$ 7,786	$ 7,786
Securities available for sale	66,117	66,117	99,455	99,455
Restricted investments in bank stock	1,013	1,013	1,806	1,806
Net loans receivable	205,403	201,516	190,400	190,557
Accrued interest receivable	862	862	968	968
Financial liabilities:				
Deposits	$277,009	$275,109	$265,818	$264,852
Short-term borrowings	-	-	7,950	7,950
Accrued interest payable	854	854	688	688
Off-balance sheet financial instruments	-	-	-	-

NOTE 17 - RELATED PARTY TRANSACTIONS

Some of the Corporation's or the Bank's directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business. All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others. In the opinion of management, these transactions with others do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future. The aggregate amount of credit extended to these directors and principal officers was approximately $769,000 and $902,000 at December 31, 2005 and 2004, respectively.

NOTE 17 - RELATED PARTY TRANSACTIONS (CONTINUED)

The following is an analysis of loans to those parties whose loan balances exceeded $60,000 during the year ended December 31, 2005 (in thousands):

Balances at January 1	**$179**
Advances	**190**
Repayments	**(23)**
Balances at December 31	**$346**

NOTE 18 - CAPITAL REQUIREMENTS AND REGULATORY RESTRICTIONS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation. The Pennsylvania Banking Code restricts the payment of dividends, generally to the extent of its retained earnings.

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since those notifications that management believes have changed those categories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - CAPITAL REQUIREMENTS AND REGULATORY RESTRICTIONS (CONTINUED)

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2005 and 2004 for the Corporation and the Bank:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
As of December 31, 2005						
Total capital (to risk-weighted assets):						
Commercial National Financial Corp.	$44,046	22.3 %	$≥15,825	≥8.0 %	N/A	≥10.0
Commercial Bank	44,038	22.3	≥15,823	≥8.0	≥19,780	≥10.0 %
Tier 1 capital (to risk-weighted assets):						
Commercial National Financial Corp.	42,410	21.4	≥7,912	≥4.0	N/A	≥6.0
Commercial Bank	42,402	21.4	≥7,912	≥4.0	≥11,868	≥6.0
Tier 1 capital (to average assets):						
Commercial National Financial Corp.	42,410	13.3	≥12,757	≥4.0	N/A	≥5.0
Commercial Bank	42,402	13.3	≥12,757	≥4.0	≥15,947	≥5.0
As of December 31, 2004						
Total capital (to risk-weighted assets):						
Commercial National Financial Corp.	$43,692	23.7 %	$≥14,733	≥8.0 %	N/A	
Commercial Bank	43,678	23.7	≥14,740	≥8.0	$≥18,425	≥10.0 %
Tier 1 capital (to risk-weighted assets):						
Commercial National Financial Corp.	41,836	22.7	≥ 7,367	≥4.0	N/A	
Commercial Bank	41,822	22.7	≥ 7,370	≥4.0	≥11,055	≥ 6.0
Tier 1 capital (to average assets):						
Commercial National Financial Corp.	41,836	13.0	≥12,899	≥4.0	N/A	
Commercial Bank	41,822	13.0	≥12,857	≥4.0	≥16,072	≥ 5.0

Commercial National Financial Corporation

Notes to Consolidated Financial Statements

Note 19 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

	December 31,	
	2005	**2004**
	(In Thousands)	
Assets		
Investment in bank subsidiary	**$43,652**	$44,645
Investment in other subsidiaries	**32**	32
Other assets	**21**	10
Total Assets	**$43,705**	$44,687
Liabilities and Shareholders' Equity		
Liabilities	**$ 44**	$ 27
Shareholders' equity	**43,661**	44,660
Total Liabilities and Shareholders' Equity	**$43,705**	$44,687

Statements of Income

	Years Ended December 31,		
	2005	**2004**	**2003**
	(In Thousands)		
Dividends from subsidiaries	**$2,901**	$3,977	$6,025
Other		3	5
Net securities gains	**-**	29	9
Fees from bank subsidiary	**418**	493	278
Expenses	**(409)**	(501)	(281)
	2,910	4,001	6,036
Income taxes	**15**	-	3
	2,895	4,001	6,033
Equity in (excess of) undistributed earnings of subsidiaries	**482**	(3,380)	(2,472)
Net Income	**$3,377**	$ 621	$3,561

NOTE 19 - CONDENSED FINANCIAL INFORMATION OF COMMERCIAL NATIONAL FINANCIAL CORPORATION (PARENT ONLY) (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	2004	2003
	(In Thousands)		
Cash Flows from Operating Activities			
Net income	**$3,377**	$ 621	$3,561
Adjustments to reconcile net income to net cash provided by operating activities:			
Net security gains	**-**	(29)	(9)
Equity in undistributed earnings of subsidiaries	**(482)**	3,380	2,472
Issuance of treasury stock for compensation	**-**	-	4
Increase in other assets	**(11)**	(10)	-
Increase (decrease) in liabilities	**17**	(10)	23
Net Cash Provided by Operating Activities	**2,901**	3,952	6,051
Cash Flows from Investing Activities			
Purchase of investment securities	**-**	-	(833)
Net cash used in acquisition	**-**	-	(100)
Proceeds from sale of securities	**-**	829	43
Investment in subsidiaries	**-**	(991)	(1,014)
Net Cash Used in Investing Activities	**-**	(162)	(1,904)
Cash Flows from Financing Activities			
Dividends paid	**(2,901)**	(3,423)	(3,441)
Purchase of treasury stock	**-**	(421)	(657)
Net Cash Used in Financing Activities	**(2,901)**	(3,844)	(4,098)
Net Increase (Decrease) in Cash	**-**	(54)	49
CASH - BEGINNING	**-**	54	5
CASH - ENDING	**$ -**	$ -	$ 54

COMMERCIAL NATIONAL
FINANCIAL CORPORATION

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2005

COMMERCIAL NATIONAL FINANCIAL CORPORATION

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